UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 4)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Lee Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**          Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

***   This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lee Ligang Zhang
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,374,371[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,374,371[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person IN

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc., which is wholly owned by Time Intelligent Finance Limited; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4.

The rights of the holders of Class A and Class C Common Shares are identical, except with respect to voting and conversion rights. Each Class A Common Share will be entitled to one vote per share. Each Class C Common Share will be entitled to 15 votes per share and is convertible at any time into one Class A Common Share.

2  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4.

CUSIP No. 45174L108	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,042,550[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,042,550[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
8.8%[2]. The voting power of the shares beneficially owned by the Reporting Person represents 6.7% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 Common Shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

2  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Amendment No. 4. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 Common Shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 4.

Introductory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 9, 2015, as previously amended by Amendment No. 1 filed on January 5, 2016 , Amendment No. 2 filed on June 7, 2016 and Amendment No. 3 filed on August 25, 2017, respectively (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Based on ShanghaiMed’s utilization of the credit facility under the Facility Agreement (the “Facility Agreement”) between ShanghaiMed and Gopher Global Credit Fund II dated August 25, 2017, the share charge dated August 25, 2017 in respect of 1,256,820 American Depositary Shares (“ADSs”) held by ShanghaiMed was released on November 16, 2017 by Gopher Global Credit Fund II, and on November 29, 2017, ShanghaiMed entered into a supplemental deed (the “Supplemental Deed”) to the equitable share mortgage (the “Equitable Share Mortgage”) dated August 25, 2017 with Gopher Global Credit Fund II in respect of additional 324,288 Class A Common Shares held by ShanghaiMed to secure ShanghaiMed’s obligations under the Facility Agreement. The additional 324,288 Class A Common Shares are charged to Gopher Global Credit Fund II pursuant to the terms of the Equitable Share Mortgage.

The share pledge in respect of 1,210,000 Class A Common Shares under the Share Pledge Contract dated September 9, 2016 between AVIC Trust Co., Ltd. (“AVIC Trust”) and ShanghaiMed was released in two batches on September 27 and November 30, 2017, respectively, as a result of the repayment by Ligang Capital Investment (Shenzhen) Co., Ltd. (“Ligang Capital”). On November 19, 2017, AVIC Trust and Ligang Capital entered into a loan agreement, pursuant to which AVIC Trust provides a RMB80,000,000 loan facility to Ligang Capital with a term of 24 months from the date of the first utilization of the loan. On the same date, ShanghaiMed and AVIC Trust entered into a share pledge contract, pursuant to which ShanghaiMed agrees to pledge 645,333 Class A Common Shares to AVIC Trust to secure the loan of RMB80,000,000 borrowed by Ligang Capital. In the event that Ligang Capital fails to repay the loan, AVIC Trust Co., Ltd. will have the right to dispose of the pledged shares.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.10: Supplemental Deed with respect to the Equitable Mortgage over Shares in iKang Healthcare Group, Inc. dated 25 August 2017, dated November 29, 2017, by and between ShanghaiMed, Inc. and Gopher Global Credit Fund II

Exhibit 7.11: Share Pledge Contract, dated November 19, 2017, by and between AVIC Trust Co., Ltd. and ShanghaiMed, Inc.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2017

LEE LIGANG ZHANG

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ CHOA KIN WAI and YEU CHI FAI
Name: Choa Kin Wai and Yeu Chi Fai
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. VANWALL LTD
Name: S.B. Vanwall Ltd
Title: Director

INDEX TO EXHIBITS

Exhibit 7.10

Supplemental Deed with respect to the Equitable Mortgage over Shares in iKang Healthcare Group, Inc. dated 25 August 2017, dated November 29, 2017, by and between ShanghaiMed, Inc. and Gopher Global Credit Fund II

Exhibit 7.11	Share Pledge Contract, dated November 19, 2017, by and between AVIC Trust Co., Ltd. and ShanghaiMed, Inc.